OneSpaWorld Holdings Limited

Office of Lennox Paton Corporate Services Limited

Bayside Executive Park, Building 3, West Bay Street, P.O. Box N-4875

City of Nassau, Island of New Providence, Commonwealth of The Bahamas

February 14, 2019

VIA EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	OneSpaWorld Holdings Limited

Amendment No. 3 to

Registration Statement on Form S-4

Filed February 8, 2019

File No. 333-228359

This letter sets forth responses of OneSpaWorld Holdings Limited (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated, February 12, 2019, with respect to the above referenced Amendment No. 3 to the Registration Statement on Form S-4 (File No. 333-228359) (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 4 to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Form S-4/A Filed February 8, 2019

Note 6: Long-term Debt, page 45

1.	Staff’s comment: We note your response to prior comment 11. Please tell us how you will account for the forgiveness of debt when the debt is reassigned or repaid by your parent.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that due to a pending transaction, OSW Predecessor does not currently know the form of how the debt will ultimately be settled. For example, the debt could be settled by a cash contribution from Parent to OSW Predecessor. However, Parent may assume the debt or repay the debt on behalf of OSW Predecessor without making any cash contributions to OSW Predecessor. Regardless of whether a cash contribution is made, OSW Predecessor will account for repayment or forgiveness of debt as a financing transaction and a capital contribution. OSW Predecessor will make the appropriate disclosure to indicate the nature of the actual transactions made in connection with the repayment or forgiveness (i.e., as non-cash capital contribution and non-cash reduction of debt, or cash contribution from Parent and cash outflow to creditor).

Combined Statements of Cash Flows, page F-7

2.

Staff’s comment: We note your response to prior comments 7 and 8. We note that costs for operating expenses incurred on your behalf by the Parent were recorded as a debit to expense and a corresponding credit to equity as a non-cash equity contribution because these costs “were never intended to be settled and have not been settled by OSW Predecessor.” However, based on your response to comment 8 it appears a significant portion of distributions to Parent in excess of net income were attributable to your Parent “forgiving” certain operating expenses incurred on your behalf.

Therefore, it appears that these “forgiven” expenses were, in substance, repaid to your Parent through operating cash flows in amounts that would not have been generated had the expenses paid by the Parent not been “forgiven.” In this regard, please tell us your consideration of classifying the portion of payments made to Parent that were able to be funded because of the “forgiveness” of operating and other associated expenses as operating cash outflows rather than financing cash outflows.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 197 and 198 in the section titled “OSW Predecessor Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and page F-11 of the audited combined financial statements of OSW Predecessor included in the Registration Statement to include additional disclosure on the presentation of the allocation of Parent corporate overhead and changes in accounts payable to related party supplier entities for costs associated with the purchase of products forgiven by Parent within operating cash flows and net distributions to Parent and its affiliates within financing cash flows.

Further, the Company respectfully advises the Staff that during the preparation of the OSW Predecessor standalone combined financial statements, OSW Predecessor assessed the appropriate presentation in the combined statement of cash flows for classifying the “forgiveness” of operating and other associated expenses as well as distributions made to Parent and affiliates. Specifically, OSW Predecessor determined the following to be non-cash transactions and were included in cash flows provided by operating activities: (i) expenses associated with the allocation of Parent corporate overhead, which was reported as an adjustment to reconcile net income to net cash provided by operating activities, and (ii) costs associated with the purchase of inventory from related parties and forgiven by Parent, which was reported as a non-cash reduction to accounts payable-related parties. These amounts were also supplementally disclosed as non-cash financing transactions as they were deemed to be capital contributions from the Parent and included in net distributions to Parent and affiliates in the combined statements of equity. The timing of the forgiveness of operating and other associated expenses occurred during the preparation of the carve-out combined financial statements of OSW Predecessor. We believe it is acceptable to present the total cash amounts paid to the Parent as net distributions to Parent and affiliates as financing cash outflows. We do not believe that the forgiveness of operating and other associated expenses must be netted within net distributions to Parent and affiliates as these transactions were ultimately settled by the Parent in cash or are considered to be effectively settled in cash. We do not consider the cash distributions to the Parent to substantively be reimbursement for the operating and other associated expenses that were ultimately forgiven.

While we recognize there is diversity in practice and a lack of authoritative guidance with respect to the presentation of related party transactions in the combined statement of cash flows, we believe OSW Predecessor’s presentation is acceptable and includes sufficient and transparent disclosure of these transactions. We believe a user of the combined financial statements would understand the impact of these items on the combined statements of cash flows, including the related party nature of these transactions, which may not be indicative of future results.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Leonard Fluxman
Leonard Fluxman

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Sidney Burke

Stephen Alicanti

DLA Piper LLP (US)